DAVIS & company LEGAL ADVISORS since 1892

from the office of: Donna L. Ornstein
direct tel: 604.643.6478
direct fax: 604.605.3768
dornstein@davis.ca
file number: 50277-00001

06014774

June 21, 2006

Office of International Corporate Finance
c/o Securities and Exchange Commission
450 - 5th Street N.W.
Washington, D.C. USA 20549

Dear Sirs:

Re: GGL Diamond Corp. - Exemption No. 82 - 1209

We are solicitors for GGL Diamond Corp. (the "Company") which was issued an exemption pursuant to Rule 12(g)3-2(b) under the United States Securities Exchange Act of 1934. We enclose the following for filing with you:

1. Index to the documents enclosed; and

2. copies of the documents listed on the Index in the same order with the exemption number noted thereon.

If you have any further requirements, please let us know.

Yours truly,

DAVIS & COMPANY LLP

Per:

Donna L. Ornstein

Donna L. Ornstein
Paralegal

DLO/mlg

dlw 6/30

Exemption No. 82-1209

June 21, 2006

GGL DIAMOND CORP.
(the "Company")

Index

1. Material filed with the British Columbia Registrar of Companies as required by the Business Corporations Act (British Columbia) and regulations thereunder ("BC") and with the Registrar of Corporations as required to maintain the Company's extra-provincial registration in the Northwest Territories under the Business Corporations Act and regulations thereunder ("NWT")

Document Name or Information			Documents Filed
(a)	Incorporation Documents		
	(i)	BC	Not Applicable
(b)	Extra-provincial Registration		
	(i)	NWT	Not Applicable
(c)	Annual Reports		
	(i)	BC	May 25, 2006
	(ii)	NWT	Not Applicable
(d)	Notices Filed with Registrar of Companies		
	(i)	BC	Not Applicable
	(ii)	NWT	Not Applicable
(e)	Special Resolution		
	(i)	BC	Not Applicable
	(ii)	NWT	Not Applicable

2. Materials filed with the Securities Commissions of British Columbia and Alberta (the "Securities Commissions") under the Securities Act (British Columbia) and the Securities Act (Alberta), the regulations under such acts, National Instrument 51-102, Continuous Disclosure Obligations ("NI 51-102"), Multilateral Instrument 54-101, Shareholder Communications ("MI 54-101") and Multilateral Instrument 45-102, Resale of Securities ("MI 45-102")

Document Name or Information		Documents Filed
(a)	Annual Report (including annual audited financial statements and auditors' report thereon and Management's Discussion and Analysis	Not Applicable
(b)	Annual Information Form (not mandatory)	Not Applicable
(c)	Quarterly Interim Financial Statements and Management's Discussion and Analysis	Not Applicable
(d)	News Releases	May 25, 2006 June 1, 2006 June 12, 2006 June 13, 2006
(e)	Form 51-102F3, Material Change Report	May 30, 2006 June 5, 2006 June 15, 2006
(f)	Notice of Meeting and Record Dates of shareholders' meeting	Not Applicable
(g)	Notice of shareholders' meeting, Proxy and Information Circular	Not Applicable
(h)	Report of Exempt Distribution	June 12, 2006
(i)	Notice of Change in Year End by more than 14 Days	Not Applicable
(j)	Notice of Change in Corporate Structure	Not Applicable
(k)	Notice of Change of Auditors	Not Applicable
(l)	Business Acquisition Report under NI 51-102	Not Applicable
(m)	Copy of any disclosure material sent to securityholders or in the case of a SEC issuer, that is furnished to the SEC including material filed as exhibits to other documents if not previously filed	Not Applicable
(n)	Notice of Change of Status Report	Not Applicable

Document Name or Information		Documents Filed
(t)	Issuer Bid Circular	Not Applicable
(u)	Notice of Change or Variation to Issuer Bid Circular	Not Applicable
(v)	Initial Acquisition Report	Not Applicable
(w)	Subsequent Acquisition Reports	Not Applicable
(x)	Notice of Intention to Sell by a Control Person	Not Applicable

3. **Materials filed with the TSX Venture Exchange ("Exchange") (as required by its rules and policies)**

Document Name or Information		Documents Filed
(a)	Exchange Filing Statement	Not Applicable
(b)	Annual Report (including annual audited financial statements and auditors' report thereon and Management's Discussion and Analysis	Not Applicable
(c)	Annual Information Form (not mandatory)	Not Applicable
(d)	Quarterly Interim Financial Statements and Management's Discussion and Analysis	Not Applicable
(e)	News Releases	May 25, 2006 June 1, 2006 June 12, 2006 June 13, 2006
(f)	Form 51-102F3, Material Change Report	May 30, 2006 June 5, 2006 June 15, 2006
(g)	Notice of Meeting and Record Dates of shareholders' meeting	Not Applicable
(h)	Notice of shareholders' meeting, Proxy and Information Circular	Not Applicable
(i)	Prospectus	Not Applicable
(j)	Amendment to Prospectus	Not Applicable
(k)	Takeover Bid Circular	Not Applicable

Document Name or Information		Documents Filed
(g)	Notice of Change or Variation to Issuer Bid Circular	Not Applicable

BRITISH COLUMBIA

Ministry of Finance
Corporate and Personal
Property Registries
www.corporateonline.gov.bc.ca

Mailing Address:
PO BOX 9431 Stn Prov Govt.
Victoria BC V8W 9V3

Location:
2nd Floor - 940 Blanshard St.
Victoria BC
250 356-8626

Annual Report

BC COMPANY

FORM 6
BUSINESS CORPORATIONS ACT
Section 51

Filed Date and Time: **May 25, 2006 09:48 AM Pacific Time**

ANNUAL REPORT DETAILS

NAME OF COMPANY	
GGL DIAMOND CORP. 2800 PARK PLACE 666 BURRARD ST VANCOUVER BC V6C 2Z7 CANADA	INCORPORATION NUMBER **BC0235315**
	DATE OF RECOGNITION **May 25, 1981**
	DATE OF ANNUAL REPORT (ANNIVERSARY DATE OF RECOGNITION IN BC) **May 25, 2006**

OFFICER INFORMATION AS AT May 25, 2006

Last Name, First Name, Middle Name:
DEMARE, NICK
Office(s) Held: (CFO, Secretary)

Mailing Address:
1090 WEST GEORGIA STREET
SUITE 1305
VANCOUVER BC V6E 3V7
CANADA

Delivery Address:
1090 WEST GEORGIA STREET
SUITE 1305
VANCOUVER BC V6E 3V7
CANADA

Last Name, First Name, Middle Name:
HRKAC, RAYMOND ANDREW
Office(s) Held: (CEO, President)

Mailing Address:
675 WEST HASTINGS STREET
SUITE 904
VANCOUVER BC V6B 1N2
CANADA

Delivery Address:
675 WEST HASTINGS STREET
SUITE 904
VANCOUVER BC V6B 1N2
CANADA

Last Name, First Name, Middle Name:
LAU, JURGEN T.
Office(s) Held: (Assistant Secretary)

Mailing Address:
675 WEST HASTINGS STREET
SUITE 904
VANCOUVER BC V6B 1N2
CANADA

Delivery Address:
675 WEST HASTINGS STREET
SUITE 904
VANCOUVER BC V6B 1N2
CANADA

Last Name, First Name, Middle Name:
ORNSTEIN, DONNA L.
Office(s) Held: (Assistant Secretary)

Mailing Address:
2800 PARK PLACE
666 BURRARD STREET
VANCOUVER BC V6C 2Z7
CANADA

Delivery Address:
2800 PARK PLACE
666 BURRARD STREET
VANCOUVER BC V6C 2Z7
CANADA

BRITISH COLUMBIA

Ministry of Finance
Corporate and Personal Property Registries
www.fin.gov.bc.ca/registries

Telephone: 250 356 – 8648
Office Hours: 8:30 – 4:30 (Monday – Friday)

ANNUAL REPORT

FORM 6 – BC COMPANY

Section 51 *Business Corporations Act*

DO NOT MAIL THIS FORM to the Corporate and Personal Property Registries unless you are instructed to do so by registry staff. The regulations under the *Business Corporations Act* requires this form to be filed on the Internet at www.corporateonline.gov.bc.ca

Freedom of Information and Protection of Privacy Act (FIPPA)
The personal information requested on this form is made available to the public under the authority of the *Business Corporations Act*. Questions about how the *FIPPA* applies to this personal information can be directed to the Administrative Assistant of the Corporate and Personal Property Registries at 250 356-0944, PO Box 9431 Stn Prov Govt, Victoria BC V8W 9V3.

A. INCORPORATION NUMBER OF COMPANY

BC0235315

B. NAME OF COMPANY

GGL DIAMOND CORP.

C. DATE OF RECOGNITION

1981/05/25

D. DATE OF ANNUAL REPORT

2006/05/25

E. OFFICER'S NAME(S) AND ADDRESS(ES) – Enter the full name, delivery address, mailing address (if different) and office held of each of the company's officers, if any. The delivery addresses must be for the office at which the individual can usually be served with records between 9:00 a.m. and 4:00 p.m. on business days. If there is no office at which the individual can usually be served with records during statutory business hours, enter the delivery address and mailing address, if different, of the individual's residence. Attach an additional sheet if more space is required.

FULL NAME (INCLUDING MIDDLE NAME, IF APPLICABLE)	TITLE(S)	DELIVERY ADDRESS (INCLUDING POSTAL CODE)	MAILING ADDRESS (INCLUDING POSTAL CODE)
HRKAC, RAYMOND A.	PRESIDENT/CEO	904 – 675 WEST HASTINGS STREET, VANCOUVER, BC, V6B 1N2	904 – 675 WEST HASTINGS STREET, VANCOUVER, BC, V6B 1N2
DeMARE, NICK	SECRETARY/CFO	1305 – 1090 WEST GEORGIA STREET VANCOUVER, BC V6E 3V7	1305 – 1090 WEST GEORGIA STREET VANCOUVER, BC V6E 3V7
LAU, JURGEN T.	ASSISTANT SECRETARY	904 – 675 WEST HASTINGS STREET, VANCOUVER, BC, V6B 1N2	904 – 675 WEST HASTINGS STREET, VANCOUVER, BC, V6B 1N2
ORNSTEIN, DONNA L.	ASSISTANT SECRETARY	2800 PARK PLACE, 666 BURRARD ST., VANCOUVER, BC V6C 2Z7	2800 PARK PLACE, 666 BURRARD ST., VANCOUVER, BC V6C 2Z7

F. COMPANY CHANGES

A company must file with the Registrar a notice of any change to the information shown on the Corporate Register. Please visit our Web site at www.fin.gov.bc.ca/registries or phone 250 356-8626 for information on how to file these notices.

G. CERTIFIED CORRECT – I have read this form and found it to be correct.

NAME OF AUTHORIZED SIGNING AUTHORITY FOR THE COMPANY	SIGNATURE OF AUTHORIZED SIGNING AUTHORITY FOR THE COMPANY	DATE SIGNED
Raymond A. Hrkac President & CEO		

NOT FOR DISSEMINATION IN THE UNITED STATES

May 25, 2006

PRESS RELEASE

GGL ANNOUNCES FLOW-THROUGH PRIVATE PLACEMENT TO RAISE UP TO C$1 MILLION

Vancouver, British Columbia — Raymond A. Hrkac, President and CEO of **GGL Diamond Corp. (TSXV: GGL)** announces that the Company intends to raise gross proceeds of up to $1,000,000 by way of a non-brokered private placement of Flow-Through Shares at $0.25 per share.

The gross subscription proceeds from the Flow-Through Shares will be used for exploration projects on the Company's properties in the Northwest Territories. The private placement is subject to acceptance for filing by the TSX Venture Exchange.

This news release does not constitute an offer to sell or a solicitation of an offer to buy any of the securities in the United States. The securities have not been and will not be registered in the United States Securities Act of 1933, as amended (the "US Securities Act") or any state securities laws and may not be offered or sold within the United States or to US Persons unless registered under the US Securities Act and applicable securities laws or an exemption from such registration is available.

GGL DIAMOND CORP.

"Raymond A. Hrkac"

Raymond A. Hrkac
President & CEO

For further information, please contact: Jim Glass, Ascenta Capital Partners Inc.
Phone: (604) 628-5800 Toll Free: 1-866-684-4209 Email: info@ascentacapital.com

For more information, please check our web site at www.ggldiamond.com.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

This news release contains certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical fact, that address exploitation activities and events or developments that the Company expects to occur, are forward looking statements. Forward looking statements are statements that are not historical facts and are generally, but not always, identified by the words "expects", "plans", "anticipates", "believes", "intends", "estimates", "projects", "potential" and similar expressions, or that events or conditions "will", "would", "may", "could", "should" or are "subject to" occur. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results may differ materially from those in the forward-looking statements. Factors that could cause the actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, and continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements. Forward looking statements are based on the beliefs, estimates and opinions of the Company's management on the date the statements are made. The Company undertakes no obligation to update these forward-looking statements in the event that management's beliefs, estimates or opinions, or other factors, should change.

are not historical facts and are generally, but not always, identified by the words "expects", "plans", "anticipates", "believes", "intends", "estimates", "projects", "potential" and similar expressions, or that events or conditions "will", "would", "may", "could", "should" or are "subject to" occur. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results may differ materially from those in the forward-looking statements. Factors that could cause the actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, and continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements. Forward looking statements are based on the beliefs, estimates and opinions of the Company's management on the date the statements are made. The Company undertakes no obligation to update these forward-looking statements in the event that management's beliefs, estimates or opinions, or other factors, should change.

#904 - 675 West Hastings Street, Vancouver, BC, Canada V6B 1N2
T 604.688.0546 | F 604.688.0378 | Toll Free 1.866.688.0546 | ggl@telus.net | www.ggldiamond.com

This program is operated by GGL, under the supervision of Chris Hrkac, B.Sc. in charge of general exploration in Yellowknife and Torrie Chartier, M.Sc., P.Geol., a consultant to GGL and a qualified person as defined by National Instrument 43-101.

GGL DIAMOND CORP.

"Raymond A. Hrkac"

Raymond A. Hrkac
President & CEO

For further information, please contact: Jim Glass, Ascenta Capital Partners Inc.
Phone: (604) 628-5800 Toll Free: 1-866-684-4209 Email: info@ascentacapital.com
For more information, please check our web site at www.ggldiamond.com.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

This news release contains certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical fact, that address exploitation activities and events or developments that the Company expects to occur, are forward looking statements. Forward looking statements are statements that are not historical facts and are generally, but not always, identified by the words "expects", "plans", "anticipates", "believes", "intends", "estimates", "projects", "potential" and similar expressions, or that events or conditions "will", "would", "may", "could", "should" or are "subject to" occur. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results may differ materially from those in the forward-looking statements. Factors that could cause the actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, and continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements. Forward-looking statements are based on the beliefs, estimates and opinions of the Company's management on the date the statements are made. The Company undertakes no obligation to update these forward-looking statements in the event that management's beliefs, estimates or opinions, or other factors, should change.

GGL DIAMOND CORP.

NOT FOR DISSEMINATION IN THE UNITED STATES

June 13, 2006

PRESS RELEASE

GGL ANNOUNCES CLOSING OF THE FIRST TRANCHE OF THE FLOW-THROUGH PRIVATE PLACEMENT AS TO C$805,000

Vancouver, British Columbia — Raymond A. Hrkac, President and CEO of **GGL Diamond Corp. (TSXV: GGL)**, announces that the Company has closed the first tranche of the private placement of Flow-Through Units announced on June 1, 2006 as to a total of 3,220,000 Flow-Through Units at $0.25 each and raised gross proceeds of $805,000 to date.

Each Flow-Through Unit consists of one Flow-Through common share and one-half non Flow-Through common share purchase warrant. One whole warrant entitles the holder to purchase one non Flow-Through common share until June 12, 2008 at $0.35 per share in the first year and $0.45 per share in the second year. The Company paid finders' fees with respect to certain subscribers to the private placement totalling $31,000 in cash and warrants entitling a finder to purchase 120,000 Common shares until December 13, 2007 at $0.25 per share.

The securities have a hold period until October 13, 2006. Placement of the balance of the Flow-Through Units is subject to market conditions and acceptance for filing by the TSX Venture Exchange.

The subscription proceeds from the financing will be used for exploration projects on the Company's properties in the Northwest Territories and the subscription proceeds incurred as Canadian explorations expense will be renounced to the investors.

This news release does not constitute an offer to sell or a solicitation of an offer to buy any of the securities in the United States. The securities have not been and will not be registered in the United States Securities Act of 1933, as amended (the "US Securities Act") or any state securities laws and may not be offered or sold within the United States or to US Persons unless registered under the US Securities Act and applicable securities laws or an exemption from such registration is available.

GGL DIAMOND CORP.

"Raymond A. Hrkac"

Raymond A. Hrkac
President & CEO

For further information, please contact: Jim Glass, Ascenta Capital Partners Inc.
Phone: (604) 628-5800 Toll Free: 1-866-684-4209 Email: info@ascentacapital.com

For more information, please check our web site at www.ggldiamond.com.

GGL DIAMOND CORP.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

This news release contains certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical fact, that address events or developments that the Company expects to occur, are forward looking statements. Forward looking statements are statements that are not historical facts and are generally, but not always, identified by the words "expects", "plans", "anticipates", "believes", "intends", "estimates", "projects", "potential" and similar expressions, or that events or conditions "will", "would", "may", "could", "should" or are "subject to" occur. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results may differ materially from those in the forward-looking statements. Factors that could cause the actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, and continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements. Forward looking statements are based on the beliefs, estimates and opinions of the Company's management on the date the statements are made. The Company undertakes no obligation to update these forward-looking statements in the event that management's beliefs, estimates or opinions, or other factors, should change.

FORM 51-102F3
Material Change Report

Item 1. Name and Address of Company

GGL Diamond Corp. (the "Company")
904 - 675 West Hastings Street
Vancouver, BC V6B 1N2

Item 2. Date of Material Change

May 25, 2006

Item 3. News Release

May 25, 2006, Vancouver, British Columbia via CCN Matthews

Item 4. Summary of Material Change

The Company announces a flow-through private placement to raise up to C$1,000,000

Item 5. Full Description of Material Change

The Company announces that it intends to raise gross proceeds of up to $1,000,000 by way of a non-brokered private placement of Flow-Through Shares at $0.25 per share.

The gross subscription proceeds from the Flow-Through Shares will be used for exploration projects on the Company's properties in the Northwest Territories. The private placement is subject to acceptance for filing by the TSX Venture Exchange

Item 6. Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

N/A

Item 7. Omitted Information

N/A

Item 8. Senior Officer

Mr. Raymond Hrkac
Telephone No.: (604) 688-0546

Item 9. **Date of Report**

May 30, 2006

FORM 51-102F3
Material Change Report

Item 1. Name and Address of Company

GGL Diamond Corp. (the "Company")
904 - 675 West Hastings Street
Vancouver, BC V6B 1N2

Item 2. Date of Material Change

June 1, 2006

Item 3. News Release

June 1, 2006, Vancouver, British Columbia via CCN Matthews

Item 4. Summary of Material Change

The Company announced the increase and amendment of the Flow-Through private placement to now raise up to C$2,000,000

Item 5. Full Description of Material Change

The Company announced that the private placement of Flow-Through Shares at $0.25 per share announced on May 25, 2006 has been increased to now raise up to $2,000,000 and has been amended to a unit financing.

The Company will now sell up to 8,000,000 units at $0.25 per unit, each unit consisting of one Flow-Through common share and one-half of a non Flow-Through common share purchase warrant. One whole warrant will entitle the holder to purchase one non Flow-Through common share for a term of two years from the closing date at $0.35 per share in the first year and $0.45 per share in the second year. A finder's fee is payable with respect to a portion of the private placement.

The subscription proceeds from the financing will be used for exploration projects on the Company's properties in the Northwest Territories and the subscription proceeds incurred as Canadian explorations expense will be renounced to the investors. The private placement is subject to acceptance for filing by the TSX Venture Exchange.

Item 6. Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

N/A

Item 7. Omitted Information

N/A

Item 8. Senior Officer

Mr. Raymond Hrkac
Telephone No.: (604) 688-0546

Item 9. Date of Report

June 5, 2006

FORM 51-102F3
Material Change Report

Item 1. Name and Address of Company

GGL Diamond Corp. (the "Company")
904 - 675 West Hastings Street
Vancouver, BC V6B 1N2

Item 2. Date of Material Change

June 12, 2006

Item 3. News Release

The news release was issued on June 13, 2006 and disseminated through CCN Matthews.

Item 4. Summary of Material Change

The Company announced closing of the flow-through private placement previously announced on June 1, 2006 as to a first tranche of 3,220,000 Flow-Through Units to raise gross proceeds of $805,000.

Item 5. Full Description of Material Change

The Financing, its Purpose and its Material Terms

The Company closed the first tranche of the private placement of Flow-Through Units announced on June 1, 2006 as to a total of 3,220,000 Flow-Through Units at $0.25 per Flow-Through Unit and raised gross proceeds of $805,000.

Each Flow-Through Unit consisted of one Flow-Through common share and one-half non Flow-Through common share purchase warrant. One whole warrant entitles the holder to purchase one non Flow-Through common share until June 12, 2008 at $0.35 per share in the first year and $0.45 per share in the second year. The Company paid finders' fees with respect to certain subscribers to the private placement totalling $31,000 in cash and warrants entitling a finder to purchase 120,000 Common shares until December 13, 2007 at $0.25 per share.

The securities have a hold period until October 13, 2006. Placement of the balance of the Flow-Through Units is subject to market conditions and acceptance for filing by the TSX Venture Exchange.

The subscription proceeds will be used for exploration projects on the Company's properties in the Northwest Territories. Subscription proceeds incurred as

by them in the private placement is considered to be a "related party transaction" within the meaning of Rule 61-501 and is therefore subject to certain requirements prescribed by Rule 61-501. These requirements include the issuance of a Material Change Report containing the prescribed disclosure relating to the private placement.

William Boden and Nick DeMare are exempt from the formal valuation and minority approval requirements of Rule 61-501 with respect to the private placement because neither the fair market value of the Flow-Through Units being purchased by them nor the fair market value of the consideration paid by them for the Flow-Through Units is greater than 25% of the Company's market capitalization.

Item 6. Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

N/A

Item 7. Omitted Information

N/A

Item 8. Senior Officer

Mr. Raymond Hrkac
Telephone No.: (604) 688-0546

Item 9. Date of Report

June 15, 2006

Form 45-106F1
Report of Exempt Distribution

This is the form required under section 6.1 of National Instrument 45-106 for a report of exempt distribution.

Issuer information

Item 1: State the full name of the issuer of the security distributed and the address and telephone number of its head office. If the issuer of the security distributed is an investment fund, state the name of the fund as the issuer, and provide the full name of the manager of the investment fund and the address and telephone number of the head office of the manager. Include the former name of the issuer if its name has changed since last report.

GGL Diamond Corp.
904 - 675 West Hastings Street
Vancouver, B.C. V6B 1N2
604-688-0546

Item 2: State whether the issuer is or is not a reporting issuer and, if reporting, each of the jurisdictions in which it is reporting.

The Issuer is a reporting issuer in the Provinces of British Columbia and Alberta.

Item 3: Indicate the industry of the issuer by checking the appropriate box next to one of the industries listed below.

- ☐ Bio-tech
- Financial Services
  - ☐ investment companies and funds
  - ☐ mortgage investment companies
- ☐ Forestry
- ☐ Hi-tech
- ☐ Industrial
- Mining
  - ☒ exploration/development
  - ☐ production
- ☐ Oil and gas
- ☐ Real estate
- ☐ Utilities
- ☐ Other (describe) ______________________

Details of distribution

Item 4: Complete Schedule I to this report. Schedule l is designed to assist in completing the remainder of this report.

Item 5: State the distribution date. If the report is being filed for securities distributed on more than one distribution date, state all distribution dates.

June 12, 2006

Item 6: For each security distributed:

(a) describe the type of security,

Flow-Through Units, each Unit consists of one Flow-Through common share and one-half non-transferable warrant with one whole warrant entitling the holder to purchase one non flow-through common share.

(b) state the total number of securities distributed. If the security is convertible or exchangeable, describe the type of underlying security, the terms of exercise or conversion and any expiry date; and

3,220,000 Units. The warrants are exercisable until June 12, 2008 ("Expiry Date") at a price of $0.35 per share up to and including June 12, 2007 and thereafter at $0.45 per share until the Expiry Date.

(c) state the exemption(s) relied on.

Sections 2.3 and 2.5 of National Instrument 45-106

Item 7: Complete the following table for each Canadian and foreign jurisdiction where purchasers of the securities reside. Do not include in this table, securities issued as payment for commissions or finder's fees disclosed under item 8, below.

Each jurisdiction where purchasers reside	Number of purchasers	Price per security (Canadian $)[1]	Total dollar value raised from purchasers in the jurisdiction (Canadian $)
British Columbia	**6**	**$0.25**	**$195,000**
Ontario	**3**	**$0.25**	**$600,000**
Nova Scotia	**1**	**$0.25**	**$10,000**
Total number of Purchasers	**10**		
Total dollar value of distribution in all jurisdictions (Canadian $)			**$805,000**

Note 1: If securities are issued at different prices list the highest and lowest price the securities were sold for.

Commissions and finder's fees

Item 8: Complete the following table by providing information for each person who has received or will receive compensation in connection with the distribution(s). Compensation includes commissions, discounts or other fees or payments of a similar nature. Do not include payments for services incidental to the distribution, such as clerical, printing, legal or accounting services.

If the securities being issued as compensation are or include convertible securities, such as warrants or options, please add a footnote describing the terms of the convertible securities, including the term and exercise price. Do not include the exercise price of any convertible security in the total dollar value of the compensation unless the securities have been converted.

Full name and address of the person being compensated	Compensation paid or to be paid (cash and/or securities)				
	Cash (Canadian $)	Securities			Total dollar value of compensation (Canadian $)
		Number and type of securities issued	Price per security	Exemption relied on and date of distribution	
IPC Securities Corporation **2680 Skymark Avenue** **Suite 700** **Mississauga, ON L4W 5L6**	**$30,000**	**120,000 Warrants entitling the holder to purchase 120,000 Common Shares until December 12, 2007 at a price of $0.25 per share**	N/A	**Section 2.3 of NI 45-106**	**$30,000**
Acadian Securities **1900 Barrington Street** **Suite 100** **Halifax, Nova Scotia B3J 37L**	**$1,000**	N/A			**$1,000**

Item 9: If a distribution is made in Ontario, please include the attached "Authorization of Indirect Collection of Personal Information for Distributions in Ontario". The "Authorization of Indirect Collection of Personal Information for Distributions in Ontario" is only required to be filed with the Ontario Securities Commission.

Certificate

On behalf of the issuer, I certify that the statements made in this report are true.

Date: **June 12, 2006**

GGL Diamond Corp.

Name of issuer (please print)

Raymond A. Hrkac, President & CEO (604) 688-0546

Print name, title and telephone number of person signing

Signature

Item 10: State the name, title and telephone number of the person who may be contacted with respect to any questions regarding the contents of this report, if different than the person signing the certificate.

Donna L. Ornstein
Legal Assistant
Davis & Company LLP
Solicitors for the Issuer
604-643-6478

IT IS AN OFFENCE TO MAKE A MISREPRESENTATION IN THIS REPORT.

Notice - Collection and use of personal information

The personal information required under this form is collected on behalf of and used by the securities regulatory authorities or, where applicable, the regulators under the authority granted in securities legislation for the purposes of the administration and enforcement of the securities legislation.

If you have any questions about the collection and use of this information, contact the securities regulatory authority or, where applicable, the regulator in the jurisdiction(s) where the form is filed, at the address(es) listed at the end of this report.

Authorization of Indirect Collection of Personal Information for Distributions in Ontario

The attached Schedule I contains personal information of purchasers and details of the distribution(s). The issuer hereby confirms that each purchaser listed in Schedule I of this report

(a) has been notified by the issuer

  (i) of the delivery to the Ontario Securities Commission of the information pertaining to the person as set out in Schedule I,

  (ii) that this information is being collected indirectly by the Ontario Securities Commission under the authority granted to it in securities legislation,

  (iii) that this information is being collected for the purposes of the administration and enforcement of the securities legislation of Ontario, and

  (iv) of the title, business address and business telephone number of the public official in Ontario, as set out in this report, who can answer questions about the Ontario Securities Commission's indirect collection of the information, and

(b) has authorized the indirect collection of the information by the Ontario Securities Commission.